UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No.     )*

HSW International, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

40431N 10 4

(CUSIP Number)

Wei Zhou, Unit D, 4th Floor, Sing Ho Finance Building, 166-168 Gloucester Road, Hong Kong, China  011 (852) 2385-8789

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40431N 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wei Zhou ( China resident)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,000,000 shares

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 5,000,000 shares

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to shares of common stock, par value $0.001 per share (the “Common Stock”) of HSW International, Inc., a Delaware Corporation (the “Company”). The Company has principal offices at One Capital City Plaza, 3350 Peachtree Road, Suite 1150, Atlanta, GA 30326.

Item 2.	Identity and Background

(a)-(c); (f) This statement is filed by Wei Zhou, an individual, whose address is Unit D, 4th Floor, Sing Ho Finance Building, 166-168 Gloucester Road, Hong Kong, China.

(d)-(e) During the past five years, Wei Zhou has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Wei Zhou acquired the shares of Common Stock beneficially owned by him in connection with the Agreement and  Plan of Merger, dated as of April 20, 2006, or amended, by and among  HowStuffWorks, Inc., HSW International Merger Corp. and INTAC International, Inc.

Item 4.	Purpose of Transaction
Wei Zhou acquired the shares of Common Stock for his own account, and for investment purposes only.

Item 5.	Interest in Securities of the Issuer
As of October 15, 2007, Wei Zhou beneficially owned 5,000,000 shares of Common Stock, representing 10.8% of the total shares outstanding as of that date.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Wei Zhou is a party to that certain Amended and Restated Stockholders Agreement, dated January 29, 2007 which restricts the transferability and sale of the 5,000,000 shares owned.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 16, 2007
Date
/s/ Wei Zhou
Signature
Wei Zhou Individually
Name/Title